Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following is a brief description of the securities of PetVivo Holdings, Inc., a Nevada corporation (“PetVivo,” “we,” or “the Company”) which are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, which are (i) shares of the Company’s Common Stock (“Common Stock”) and Warrants (“Warrants” or “Public Warrants”) to purchase Common Stock as of March 31, 2023. The brief description is based upon our Articles of Incorporation (as amended, our “Articles of Incorporation”), our Bylaws (our “Bylaws”), the Warrant Agent Agreement dated as of August 10, 2021 between PetVivo and Equity Stock Transfer, LLC and provisions of applicable Nevada law. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Articles of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K.

Authorized Shares

Our authorized capital shares consist of 250,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and 20,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). No shares of our authorized Preferred Stock have been issued or are currently outstanding. Pursuant to our Articles of Incorporation, our board of directors generally has the authority to designate, from time to time and without stockholder approval, Preferred Stock in one or more series, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating to such series.

Common Stock

Dividends

Subject to any preferential rights of any series of Preferred Stock, holders of shares of Common Stock are entitled to receive dividends on the stock out of assets legally available for distribution if, when, and as declared by our board of directors. The declaration and payment of dividends on Common Stock is a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors as our board of directors considers relevant. Payment of dividends on Common Stock may be restricted by applicable Nevada law, and by loan agreements, indentures, and other transactions entered into by us from time to time.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or as otherwise provided with respect to any series of Preferred Stock, the holders of Common Stock possess all voting power of our stockholders. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

Subject to any preferential rights of any series of Preferred Stock, if any, upon any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share equally and ratably in the assets of the Company to be distributed among the holders of outstanding shares of Common Stock. Our Articles of Incorporation provide that a merger, conversion, exchange, or consolidation of the Company with or into any other person or sale or transfer of all or any part of the assets of the Company (which does not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

No Conversion, Redemption, or Preemptive Rights

Holders of Common Stock have no conversion, redemption, or preemptive rights.

Consideration for Shares

The Common Stock authorized by the Articles of Incorporation may be issued from time to time for such consideration as is determined by our board of directors.

Miscellaneous

All outstanding shares of our Common Stock are fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Equity Stock Transfer, LLC. Its mailing address is 237 W. 37th St., Suite 602, New York, NY 10018. Its telephone number is (917) 746-4595.

Public Warrants

Public Warrants Outstanding and Expiration Date

As of March 31, 2023, we had outstanding publicly-traded Warrants to purchase an aggregate of 2,500 000 shares of our Common Stock (“Warrants”) at an exercise price of $5.625 per share. The Warrants were issued in our August 2021 underwritten public offering and are exercisable at any time up for a period of five years following the date of issuance.

Exercise Price

The exercise price per whole share of Common Stock purchasable upon exercise of the Warrants is $5.625 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Common Stock at prices below its exercise price.

Exercise Limitation.

A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding Common Stock after exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, except that upon prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Fractional Shares.

No fractional shares of Common Stock will be issued upon exercise of the Warrants. If, upon exercise of the Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability.

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Warrant Agent; Global Certificate.

The Warrants are issued in registered form under a Warrant Agent Agreement between Equity Stock Transfer and Trust and the Company. The Warrants were initially be represented only by one or more global Warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions.

In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Equity Stock Transfer, LLC. Its mailing address is 237 W. 37th St., Suite 602, New York, NY 10018. Its telephone number is (917) 746-4595.

Governing Law

The Warrants contain a contractual provision stating that all questions concerning the construction, validity, enforcement and interpretation of the Warrants are governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law.

Certain Provisions of Nevada Law and the Company’s Articles of Incorporation and Bylaws

The following paragraphs summarize certain provisions of Nevada law and the Company’s Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Nevada law and to the Company’s Articles of Incorporation and Bylaws, copies of which are on file with the Securities and Exchange Commission as exhibits to reports previously filed by the Company.

General

Certain provisions of the Company’s Articles of Incorporation and Bylaws and Nevada law could make an acquisition of the Company by a third party, a change in the Company’s incumbent management, or a similar change in control more difficult, including:

●	an acquisition of the Company by means of a tender or exchange offer;
●	an acquisition of the Company by means of a proxy contest or otherwise; or
●	the removal of a majority or all of the Company’s incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that these provisions help to protect its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the Company’s ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions, which are described below, could limit the price that investors might otherwise pay in the future for the Company’s securities.

Articles of Incorporation and Bylaws

Authorized But Unissued Capital Stock. The Company has shares of Common Stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any securities exchange on which the Company’s stock may be listed. The Company may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the Company’s capital stock. The existence of unissued and unreserved Common Stock and preferred stock may enable the Company’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest, or otherwise. In addition, if the Company issues preferred stock, the issuance could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Blank Check Preferred Stock. The Company’s board of directors, without stockholder approval, has the authority under the Company’s Articles of Incorporation, to issue preferred stock with rights superior to the rights of the holders of Common Stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of Common Stock, and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election of Directors. Under Nevada law, a majority of directors then in office may fill any vacancy occurring on the Company’s board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Anti-takeover Effects of Nevada Law

Business Combinations with Interested Stockholders

The “business combination with interested stockholders” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the combination is approved by the Company’s board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the Company’s board of directors and at such time or thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●	the combination was approved by the Company’s board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Company’s board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher; (b) the market value per share of Common Stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher; or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Notwithstanding the foregoing, NRS 78.411 to 78.444, inclusive, do not apply to any combination of a resident domestic corporation with an interested stockholder after the expiration of four years after the person first became an interested stockholder.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to more than 5% of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation, (c) more than 10% of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt-out” of, the control share provisions by making an election in its Articles of Incorporation or Bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. The Company has not opted out of the control share statutes and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of the Company.